Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: February 13, 2014

On February 13, 2014, AMEC plc issued the following press release:

AMEC plc 2013 results

Highlights

•                  Diluted EPS from continuing operations(1) 87.2 pence, up 11 per cent

•                  Revenue £3,974 million, down 3 per cent on 2012

•                  Underlying revenue, excluding incremental procurement, up 2 per cent

•                  EBITA(2) £343 million, up 3 per cent

•                  Margin(3) 8.6 per cent, up 40 basis points

•                  Operating cash flow(5) £341 million, up 9 per cent

•                  Cash conversion 99 per cent(6)

•                  Record order book £4.1 billion, strong order intake

•                  Proposed dividend per share up 15 per cent, to 42.0 pence

•                  Firm offer for Foster Wheeler announced today

Chief Executive Samir Brikho said:

“AMEC continued to make good progress in 2013, with adjusted earnings per share up by 11 per cent and operating cash flow particularly strong.

“As expected, strong performances from our oil & gas businesses in UK North Sea and the Middle East and from US renewables offset weaker markets elsewhere.

“We continue to expect good underlying revenue growth in 2014, with ongoing strength in the conventional oil & gas and clean energy markets. As a mark of our continued confidence in the outlook and reflecting our strong cash generation, the board is recommending a 15 per cent increase in the dividend for the year.

“I am delighted we have announced separately this morning the firm offer for Foster Wheeler. The combination with Foster Wheeler is financially and strategically attractive. I believe it is a compelling proposition for our shareholders, customers and employees.”

Results presentation and live webcast: AMEC will host a presentation on the results for analysts and investors at 8.30am today. A live webcast of the event and presentation slides will be available on amec.com.

Interviews with Samir Brikho, Chief Executive and Ian McHoul, Chief Financial Officer are available at www.amec.com/full-year-2013

Next events: Annual General Meeting on 3 April 2014 and Interim Management Statement on 24 April 2014

Analyst consensus estimates are published on our website at amec.com/investors/consensus_estimates.htm

Enquiries to:
AMEC plc:	+ 44 (0)20 7429 7500

Samir Brikho, Chief Executive

Ian McHoul, Chief Financial Officer

Sue Scholes, Director of Communications

Rupert Green, Interim Head of Investor Relations

Media: Brunswick Group LLP - Mike Harrison and Dania Saidam	+ 44 (0)20 7404 5959

Financial highlights

Continuing operations:		2013	2012	Change (%)
Revenue	(£m)	3,974	4,088	-3
EBITA(2)	(£m)	343	334	+3
Adjusted profit before tax(4)	(£m)	332	327	+2
Profit before tax	(£m)	255	254	in line
Operating cash flow(5)	(£m)	341	312	+9
Adjusted diluted earnings per share(1)	pence	87.2	78.6	+11
Diluted earnings per share from continuing operations	pence	62.5	64.0	-2
Dividend per share	pence	42.0	36.5	+15
Order book	(£bn)	4.1	3.6	+13

Notes:

(1)         Diluted earnings per share from continuing operations before intangible amortisation and exceptional items

(2)         EBITA for continuing operations before intangible amortisation and exceptional items but including joint venture EBITA

(3)         EBITA as defined above as a percentage of revenue

(4)         EBITA, as defined above, less net financing costs (including joint ventures) of £11 million (2012: £7 million)

(5)         Cash generated from operations before exceptional items, discontinued operations and legacy settlements pension payments in excess of amounts recognised in the income statement and certain foreign exchange movements including dividends received from joint ventures

(6)         Operating cash flow as defined above divided by EBITA as defined above

Basis of presentation

The following commentary is based on the results for continuing operations before intangible amortisation and exceptional items but including joint venture EBITA.

The results are presented to the nearest million. Percentage movements and calculated numbers, such as EPS and margin rates, are based on the underlying numbers to 1 decimal place precision.

The comparative figures for 2012 have been restated as a result of:

1.              the adoption of IAS 19(2011R) ‘Employee Benefits’. The impact on the full year 2012 is a reduction in EBITA of £1 million, a reduction in net financing income of £12 million and a reduction in the tax charge of £5 million, resulting in a reduction of £8 million in profit after tax. See note 2 of the accounts for more details

2.              the presentation of the UK conventional power business as a discontinued operation in 2013

Segmental analysis

Segmental analysis is provided for the group’s activities in three business units (Americas, Europe and Growth Regions), as well as for non-core Investment Services. 2012 figures have been restated on this same basis.

Amounts and percentage movements relating to continuing segmental earnings before net financing income, tax and intangible amortisation (EBITA) are stated before corporate costs of £35 million (2012: £33 million) and pre-tax exceptional costs of £25 million (2012: £24 million).

Discontinued operations

In accordance with IFRS 5*, the post-tax results of discontinued operations are disclosed separately in the consolidated income statement.

*International Financial Reporting Standard 5: ‘Non-current assets held for sale and discontinued operations’.

2013 results overview

Continuing operations		2013	Underlying ex. proc.	Incremental procurement	Currency exchange	Net acquisitions	2012
Revenue	(£m)	3,974	58	(200)	(22)	50	4,088
Y-on-Y change	(%)	-3	+2	-5	-1	+1
EBITA	(£m)	343	8	nil	(2)	3	334
Y-on-Y change	(%)	+3	+2	nil	nil	+1
EBITA margin	(%)	8.6					8.2
Y-on-Y change	(bps)	+40
Operating cash flow	(£m)	341					312
Y-on-Y change	(%)	+9
Order book	(£bn)	4.1					3.6
Y-on-Y change	(%)	+13
Average number of employees		28,687					28,405
Y-on-Y change	(%)	+1

Revenue for the year was down 3 per cent to £3,974 million (2012: £4,088 million). Underlying revenue, excluding incremental procurement, increased by 2 per cent, driven by growth in oil & gas and renewables.

EBITA increased 3 per cent to £343 million (2012: £334 million) with margins at 8.6 per cent (2012: 8.2 per cent).

Adjusted profit before tax of £332 million was 2 per cent ahead of the previous year (2012: £327 million). After joint venture tax of £5 million (2012: £5 million), amortisation of £47 million (2012: £44 million) and exceptional costs of £25 million (2012: £24 million), profit before tax was £255 million (2012: £254 million). The tax charge for the year, including tax on amortisation and exceptional items, was £69 million (2012: £47 million) resulting in a total profit for the year from continuing operations of £186 million (2012: £207 million).

Adjusted diluted earnings per share from continuing operations were 87.2 pence (2012: 78.6 pence), an increase of 11 per cent, supported by the lower average number of shares in issue after the completion of the buyback at the beginning of 2013. Diluted earnings per share were 62.5 pence (2012: 64.0 pence) reflecting the impact of the exceptional charges and increased amortisation.

Operating cash flow for the period was £341 million (2012: £312 million), up £29 million from the previous year, reflecting EBITA growth and the continued focus on working capital management. Cash conversion was strong at 99 per cent (2012: 93 per cent).

Dividend

The board is recommending a final dividend of 28.5 pence per share, which, together with the interim dividend of 13.5 pence, results in a total dividend of 42.0 pence per share (2012: 36.5 pence), an increase of 15 per cent.

The board expects to maintain a progressive policy with dividend cover in the range of 2.0 to 2.5 times. The final dividend will be payable on 2 July 2014 to shareholders on the register at the close of business on 30 May 2014.

Share buyback programme

The £400 million share buyback programme announced in February 2012 was completed on 8 February 2013. Within this programme, 4.2 million shares at a total cost of £45 million were purchased in 2013.

Acquisitions and joint ventures

On 15 November 2013 AMEC completed the acquisition of Automated Engineering Services (AES). AES is a 175-person professional design engineering nuclear services firm based in Naperville, Illinois, US, with annual revenues in excess of US$30 million. This acquisition builds on AMEC’s nuclear position in the US and is an important addition to the existing strong positions in the nuclear markets in Canada and Europe.

AMEC announced a recommended firm offer for Foster Wheeler this morning, in a separate announcement.

Outlook

The priority remains to grow the business by continuing to deliver for customers while investing in AMEC’s people, and in 2014 completing the acquisition of Foster Wheeler.

For AMEC’s existing operations in 2014, underlying revenue growth, excluding incremental procurement, is expected to be good, with ongoing strength in the conventional oil & gas and clean energy markets. However, the mix of business may result in a slight reduction in group margins. As in 2013, profits and particularly cash flow generation will be more second-half weighted.

As stated previously, the forecast average exchange rates for 2014 are less favourable than 2013. Sterling has continued to strengthen relative to North American currencies and this currently translates into an impact in excess of  £10 million of EBITA, year-on-year.

The acquisition of Foster Wheeler is expected to be double-digit earnings enhancing in the first 12 months after completion. However, this will not be fully realised in 2014. The combination of Foster Wheeler and AMEC is expected to create sustainable value for shareholders for the long term. ROIC is expected to exceed the cost of capital in the second twelve months’ period after completion.

Segmental review

Average number of employees

The average number of employees was up 1 per cent in 2013, to 28,687. Growth Regions increased by 21 per cent in support of new projects in the Middle East. The split by business unit is shown below.

Average number of employees	2013	2012	Change (%)
Americas	14,384	14,828	-3
Europe	10,583	10,473	+1
Growth Regions	3,476	2,874	+21
Centre	244	230	+6
Group	28,687	28,405	+1

Americas

Americas generated 56 per cent of group revenue in 2013. The portfolio of activities is well balanced across all four markets as shown below:

Americas		2013	2012
Oil & Gas	(%)	35	36
Mining	(%)	19	22
Clean Energy	(%)	27	23
Environment & Infrastructure	(%)	19	19

Americas		2013	Underlying ex. proc.	Incremental procurement	Currency exchange	Acquisitions	2012
Revenue	(£m)	2,247	(56)	(200)	(10)	13	2,500
Y-on-Y change	(%)	-10	-2	-8	nil	nil
EBITA	(£m)	241	11	nil	(1)	(2)	233
Y-on-Y change	(%)	+3	+4	nil	nil	-1
EBITA margin	(%)	10.7					9.3
Y-on-Y change	(bps)	+140
Order book	(£bn)	1.5					1.3
Y-on-Y change	(%)	+14

Revenue in Americas declined 10 per cent to £2.25 billion, with good growth across conventional oil & gas and renewables offset by the decline in oil sands and mining and the £200 million reduction in incremental procurement, as expected, to £120 million. Excluding this incremental procurement, underlying revenue declined by 2 per cent.

EBITA was up 3 per cent, to £241 million (2012: £233 million). The EBITA margin was 10.7 per cent, up 140 basis points from 2012, largely as the result of the reduced procurement activities, the benefits of increased efficiency following the restructure in 2012 and from successful close out on a number of large projects in oil & gas and mining together with increased grants from the US government for research and development activities.  Excluding incremental procurement, margins were 11.3 per cent, 60 basis points higher than 2012.

Contract wins announced in 2013 included:

Customer	Market	Description	Country

BP	Multiple	Framework contract to provide environment and related consulting services for all of BP’s assets in their upstream, refining and marketing, alternative energy and shipping businesses worldwide	Global

VALE	Mining	Front end loading (FEL) study to develop underground nickel mine at Voisey Bay	Canada

Dominion	Clean Energy	EPC contract to design and construct the Azalea 7.7MW solar array in Georgia	US

Dominion	Clean Energy	EPC contract to design and construct three solar arrays in Indiana totalling 28.6MW	US

Sempra US Gas & Power	Clean Energy	EPC contract to design and construct 250MW solar array in Nevada	US

Other projects currently underway include the site remediation programme for Honeywell, various mining consulting projects and a number of existing copper, gold and potash EPCM projects for Newmont, Thompson Creek, PotashCorp and K+S Potash, as well as on-going oil sands work for Imperial Oil, Syncrude, CNRL, Suncor, Shell and AMR among others, and the provision of environmental services in US shale gas. Oil & gas activity in the Gulf of Mexico continues with the delivery of the Marine Well Containment System scheduled for early 2014.

Order book was up 14 per cent at £1.5 billion (2012: £1.3 billion), reflecting a particularly strong performance in renewables.

Outlook

In 2014, the underlying revenue trend is expected to improve on the back of the very strong activity in renewables.  However, average margins in this market are lower, and this is expected to be dilutive to overall margins in the Americas.

Europe

Europe generated 31 per cent of group revenue in 2013, largely from conventional oil & gas and nuclear.

Europe		2013	2012
Oil & Gas	(%)	69	62
Mining	(%)	0	1
Clean Energy	(%)	27	34
Environment & Infrastructure	(%)	4	3

Europe		2013	Underlying business	Currency exchange	Net acquisitions	2012
Revenue	(£m)	1,227	117	1	29	1,080
Y-on-Y change	(%)	+14	+11	nil	+3
EBITA	(£m)	93	(7)	nil	5	95
Y-on-Y change	(%)	-2	-7	nil	+5
EBITA margin	(%)	7.6				8.8
Y-on-Y change	(bps)	-120
Order book	(£bn)	1.7				1.6
Y-on-Y change	(%)	+10

Note: Incremental procurement has no impact on Europe business

Revenue in Europe improved 14 per cent to £1,227 million, with the oil & gas activity in the North Sea the primary driver.

EBITA was down 2 per cent, to £93 million (2012: £95 million) and the EBITA margin was 7.6 per cent, down 120 basis points from 2012. The margin decline arose mostly in the first half and is largely the result of a reduced contribution from the Sellafield joint venture (2013: £12 million; 2012: £15 million) and losses from the Teesside Gas Processing Plant contract.

Activity in the UK conventional power business has been reducing for a number of years. In 2013 it became a discontinued operation. The 2012 results have been restated to reflect this.

Contract awards announced in 2013 reflect continued investment in the UK North Sea and the clean energy market.

Customer	Market	Description	Country
BP	O&G	2-year renewal for maintenance and operations for BP Forties Pipeline System worth £10-15 million each year	UK North Sea

TAQA	O&G	EPC contract for modifications to the Tern oil production platform and new subsea tie-back to the Cladhan field	UK North Sea

Nexen	O&G	EPC services for North Sea offshore assets	UK North Sea

OMV	O&G	Engineering services framework upgrade of green and brownfield on and offshore facilities in JV with Comproiect-92	Romania

Magnox	Clean Energy	Project management resource contract to support decommissioning at 10 sites in joint venture (VELA alliance) with Jacobs Engineering Group	UK

AWE	Clean Energy	Strategic partnership agreement to provide implementation services at Aldermaston	UK

Horizon Nuclear Power	Clean Energy	Framework agreement to provide specialist engineering and technical design services for its proposed nuclear new build programme	UK

Nuclear Energy Company of Slovakia	Clean Energy	Three-year contract for environmental impact assessment services associated with new nuclear power in Slovakia	Slovakia

Wales & West Utilities	Clean Energy	Renewal of five-year contract to replace the gas mains across its territory	UK

UK Environment Agency	E&I	Framework contract to provide environmental impact assessments, site and risk assessments, remediation projects for the National Contaminated Land Consultancy	UK

Zero Waste Scotland	E&I	Specialist consultancy support to the ‘resource efficiency Scotland’ programme	UK

Following on from the successful completion of the engineering and design work, AMEC was awarded hook up and commissioning contracts on the Jasmine, Cygnus and Clair Ridge fields in the UK North Sea by ConocoPhillips, GDF Suez and BP respectively.

Other projects worked on during the year include a five-year call-off contract to provide brownfield engineering for Talisman and the long-term Shell ONEgas asset support contract in the Southern North Sea. BG extended AMEC’s contract to provide engineering, procurement, construction, commissioning and project management support for its facilities in the central North Sea.

Beyond oil & gas projects, on-going clean energy projects include reactor services support work for EDF’s nuclear power stations in the UK. The NDA awarded a five-year extension to Nuclear Management Partners’ (NMP) contract for decommissioning Sellafield.

The order book was up 10 per cent at £1.7 billion, reflecting the continued strong position in oil & gas.

In 2014, it is expected revenue growth will continue along with an improvement in margins, as the losses from the Teesside contract do not recur and as further cost efficiencies come through.

Growth Regions

Growth Regions generated 13 per cent of group revenue in 2013, driven by conventional oil & gas, particularly in the Middle East.

Growth Regions		2013	2012
Oil & Gas	(%)	70	62
Mining	(%)	12	24
Clean Energy	(%)	3	1
Environment & Infrastructure	(%)	15	13

Growth Regions		2013	Underlying business	Currency exchange	Net acquisitions	2012
Revenue	(£m)	536	10	(13)	8	531
Y-on-Y change	(%)	+1	+2	-2	+1
EBITA	(£m)	33	2	(1)	nil	32
Y-on-Y change	(%)	+3	+6	-3	nil
EBITA margin	(%)	6.2				6.1
Y-on-Y change	(bps)	+10
Order book	(£bn)	0.9				0.8
Y-on-Y change	(%)	+18

Note: Incremental procurement has no impact on Growth Regions business

Revenue in Growth Regions improved 1 per cent to £536 million primarily driven by growth in oil & gas especially in the Middle East, offset by the decline in mining in Australia.

EBITA was up 3 per cent, to £33 million (2012: £32 million) and the EBITA margin was 6.2 per cent, up 10 basis points from 2012.

Contract awards in 2013 reflect the strength of the oil & gas market in the Middle East and Azerbaijan.

Customer	Market	Description	Country
ZADCO-Zakum	O&G	Four-year extension to programme management consultancy services contract	Abu Dhabi

KOC	O&G	Five-year extension to provide Project Management Consultancy services for a portfolio of major upstream projects in Kuwait, worth c. £255 million	Kuwait

KNPC	O&G	Five-year Project Engineering and Management Services contract at three refineries, worth £158 million	Kuwait

Abu Dhabi Marine	O&G	Project Management Consultancy services contract for Umm Lulu Phase-2, worth US$124 million	Abu Dhabi

BP	O&G	Project and construction management services within the AMEC Tekfen Azfen consortium for the Shah Deniz 2 offshore platforms	Azerbaijan

Samsung C&T	Mining	Design and engineering services for the iron ore handling and processing facilities on the Roy Hill Project	Australia

Other current projects include providing asset support for ConocoPhillips’ Bayu Udan gas facilities in East Timor Sea, operational readiness services for Chevron’s Wheatstone facility offshore Australia, and onshore turnaround and maintenance support to ENI’s onshore gas treatment plant and offshore unmanned wellhead platform, also in Australia. In the Middle East, AMEC continues to provide support to KNPC’s new oil refinery at Al Zour.

Order book was 18 per cent higher at £0.9 billion in 2013 (2012: £0.8 billion), benefitting from the strong oil & gas performance in the Middle East.

Outlook

In 2014, growth is expected to come from the Middle East and Azerbaijan, with a more stable position in Australia.

Investment Services activities

This principally comprises the Incheon Bridge PPP project in Korea and the Lancashire Waste PFI project, both now operational, the group’s insurance captive, AMEC’s residual UK wind development activities and a range of other non-core activities. Revenue was £6 million (2012: £9 million) with EBITA £11 million (2012: £7 million). EBITA was atypically high, reflecting the successful exit from assets in North America.

Financial review

Geographical analysis

The group’s largest country of operation was the UK with 28 per cent of revenue (2012: 26 per cent), driven by strong demand from the North Sea. Canada was the group’s largest revenue generating country in 2012.

Administrative expenses

Administrative expenses increased by £7 million to £228 million (2012: £221 million) principally as a result of a full year’s impact of acquisitions made in 2012.

Net financing expenses

Net financing expenses of £(2) million were £(1) million higher than last year (2012: £(1) million) and included bank interest of £(2) million (2012: £2 million receivable) and foreign exchange losses of £(1) million (2012: £nil) offset by net interest on pensions assets and liabilities of £1 million (2012: £(3) million).

The 2012 interest charge has been restated as a result of the changes to the pensions accounting standard (IAS 19) which requires the expected return on assets to be in line with the discount rate, irrespective of the asset class. This resulted in a £12 million reduction in interest income.

In addition, AMEC’s share of interest payable of equity accounted joint ventures was £9 million (2012: £6 million).

Taxation

Continuing operations

The group’s effective tax rate in 2013 for the continuing businesses (including tax attributable to joint venture interests), before exceptional items and excluding intangible amortisation, was 21.9 per cent (2012: 22.5 per cent). The reduction principally reflects decreases in statutory tax rates, a reduction in the tax rate applied to the UK pension surplus, changes in the recognition of tax losses and the agreement of historical items with various tax authorities.

The tax rate in 2014 and beyond is expected to be in the low mid-20s.

Deferred tax

At 31 December 2013, the group had net deferred tax assets of £15 million (2012: £33 million) arising from short-term timing differences relating to provisions and property, plant and equipment, offset by liabilities in respect of intangible assets and retirement benefits.

Financial position and net cash

The group remains in a strong financial position, with net cash as at 31 December 2013 of £121 million (2012: £99 million).

Cash generated from operations in 2013 was £292 million (2012: £271 million). After adjusting for exceptional items and discontinued operations, legacy settlements, pension payments in excess of amounts recognised in the income statement, certain foreign exchange movements and dividends received from joint ventures, operating cash flow was £341 million (2012: £312 million).

Going concern

The directors are satisfied that the group has adequate resources to operate for the foreseeable future.

Intangible amortisation and goodwill impairment

Intangible amortisation relates to capitalised software and intangible assets acquired as part of the group’s expansion programme. The 2013 charge of £47 million was £3 million higher than the prior year (2012: £44 million) with the increase due to a full-year impact of acquisitions completed in 2012 and the acceleration of amortisation of the assets from a prior year acquisition.

In line with IAS 36 ‘Impairment of assets’, annual impairment reviews have been performed on the goodwill carried on the balance sheet. There were no impairment charges required in either 2013 or 2012.

Exceptional items

Total pre-tax exceptional losses of £31 million (2012: £18 million) included:

•                  a loss on business disposals and closures of £13 million arising from adjustments to existing provisions made in respect of prior year disposals and closures

•                  other exceptional costs of £18 million which included transaction costs of £4 million and £14 million restructuring costs associated with the management reorganisation into geographical business units.

There was an exceptional tax provision of £16 million (2012: £nil) for potential withholding tax following a group restructuring that resulted in significant amounts of cash being repatriated from foreign subsidiaries.

In aggregate, there was a post-tax exceptional charge of £47 million (2012: £10 million).

Discontinued trading

In accordance with IFRS 5, the post-tax results of discontinued operations are shown separately in the income statement. The UK conventional power business, which met the definition of a discontinued operation during the year, generated a trading loss before tax of £(10) million during the year (2012: £(4) million). There was a tax credit of £2 million (2012: £1 million), resulting in a loss after tax of £(8) million (2012: £(3) million).

Legacy issues

No new significant contingent liabilities were added in 2013. Provisions currently held for future costs of litigation total £37 million (2012: £40 million).

Balance sheet highlights

Key movements in the balance sheet are discussed below:

Intangible assets

The net book value of intangible assets as at 31 December 2013 was £907 million (2012: £969 million) comprising goodwill £757 million, software £37 million, customer relationships £104 million and other acquired intangible assets £9 million.

The reduction in goodwill of £34 million was largely the result of movements in foreign exchange rates, offset by goodwill of £12 million on the acquisition of AES. The reduction of £26 million in customer relationships is predominantly due to amortisation. Other acquired intangible assets included the value of brand names and trademarks, non-compete agreements and order backlogs of acquired businesses.

Distributable reserves

As at 31 December 2013, distributable reserves of AMEC plc stood at £842 million (2012: £620 million).

£million
As at 1 January 2013	620
Dividends paid during 2013	(108)
Dividends received from subsidiaries	159
Distributable reserves generated in the year	163
Other movements	8
As at 31 December 2013	842

During 2012, the group holding company, AMEC plc, generated a significant profit from an internal restructuring. This profit becomes distributable as qualifying consideration is passed to AMEC plc to settle the associated loan balance. £176 million was remitted to AMEC plc during 2012, and £163 million during 2013.

Pensions

The IAS 19 surplus of the principal UK pension schemes at the end of 2013 of £102 million increased compared with 2012 (£86 million) reflecting reductions in both the discount rate and higher than expected asset returns, offset by higher price inflation.

The UK schemes have operated on a career average salary basis since January 2008. During 2012, the UK defined benefit schemes were closed to new entrants but remain open to future accrual for existing members.

There are a number of smaller schemes which are in a deficit position. The combined deficit as at 31 December 2013 was £62 million (2012: £93 million) with the reduction in the year being due to actuarial gains. During 2012, some 30 per cent of the members of the scheme acquired with MACTEC accepted a lump sum settlement of their liabilities.

Contributions of £29 million were paid to the company’s defined benefit schemes during the year (2012: £30 million). This included special contributions agreed with the trustees of £5 million (2012: £5 million).

Provisions

Provisions held at 31 December 2013 were £163 million (31 December 2012: £171 million).  During 2013, £19 million of the brought forward provisions were utilised. As part of the ongoing review of the potential liabilities, £14 million of provisions were released as they were no longer required but additional provisions of £10 million were created in respect of indemnities granted on prior year disposals, which have been charged as an adjustment to the profit on disposal within discontinued operations and additional litigation provisions of £9 million were created in respect of business closures which have been charged as an adjustment to the loss on closure within discontinued operations.

Provisions are analysed as follows:

As at 31 December 2013	£ million
Litigation provisions	37
Indemnities granted to buyers and retained obligations on disposed businesses	71
Insurance, onerous property contracts and provisions to fund joint ventures	55
Total	163

CONSOLIDATED INCOME STATEMENT

		Before		Amortisation
		amortisation and		and exceptional
		exceptional		items	2013
		items		(note 3)	Total
		£ million		£ million	£ million
Continuing operations

Revenue	2	3,974		—	3,974

Cost of sales		(3,431)		—	(3,431)

Gross profit		543		—	543

Administrative expenses		(228)		(65)	(293)

Loss on business disposals and closures		—		(7)	(7)

Profit/(loss) before net financing expense		315		(72)	243

Financial income		12		—	12
Financial expense		(14)		—	(14)

Net financing expense		(2)		—	(2)

Share of post-tax results of joint ventures		14		—	14

Profit/(loss) before income tax	2	327		(72)	255

Income tax	4	(67)		(2)	(69)

Profit/(loss) for the year from continuing operations		260		(74)	186

Loss for the year from discontinued operations	5	(8)		—	(8)

Profit/(loss) for the year		252		(74)	178

Attributable to:
Equity holders of the parent					179
Non-controlling interests					(1)

					178

Basic earnings/(loss) per share:	6
Continuing operations		89.0	p		63.8	p
Discontinued operations		(2.7	)p		(2.7	)p

		86.3	p		61.1	p

Diluted earnings/(loss) per share:	6
Continuing operations		87.2	p		62.5	p
Discontinued operations		(2.7	)p		(2.7	)p

		84.5	p		59.8	p

Dividend per share:	7				42.0	p

		Before
		amortisation		Amortisation,
		and exceptional		and exceptional	2012
		items		items	Total
		(Restated)		(note 3)	(Restated)
		£ million		£ million	£ million
Continuing operations

Revenue	2	4,088		—	4,088

Cost of sales		(3,556)		—	(3,556)

Gross profit		532		—	532

Administrative expenses		(221)		(68)	(289)

Profit on business disposals and closures		—		—	—

Profit/(loss) before net financing expense		311		(68)	243

Financial income		10		—	10
Financial expense		(11)		—	(11)

Net financing expense		(1)		—	(1)

Share of post-tax results of joint ventures		12		—	12

Profit/(loss) before income tax	2	322		(68)	254

Income tax	4	(68)		21	(47)

Profit/(loss) for the year from continuing operations		254		(47)	207

(Loss)/profit for the year from discontinued operations	5	(3)		5	2

Profit/(loss) for the year		251		(42)	209

Attributable to:
Equity holders of the parent					208
Non-controlling interests					1

					209

Basic earnings/(loss) per share:	6
Continuing operations		80.1	p		65.2	p
Discontinued operations		(0.8	)p		0.6	p

		79.3	p		65.8	p

Diluted earnings/(loss) per share:	6
Continuing operations		78.6	p		64.0	p
Discontinued operations		(0.8	)p		0.6	p

		77.8	p		64.6	p

Dividend per share:	7				36.5	p

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		2012
	2013	(Restated)
	£ million	£ million

Profit for the year	178	209

Other comprehensive income

Items that may be reclassified to profit and loss:

Exchange movements:
Exchange movements on translation of foreign subsidiaries	(70)	(34)
Net (loss)/gain on hedges of net investment in foreign subsidiaries	(1)	1
Tax on exchange movements	1	(1)

Cash flow hedges:
Effective portion of changes in fair value	3	3
Tax on effective portion of changes in fair value	(1)	(1)
Transferred to the income statement	1	—

	(67)	(32)

Items that will not be reclassified to profit and loss:

Actuarial gains on defined benefit pension schemes	40	37
Tax on actuarial gains	(20)	(24)

	20	13

Other comprehensive income	(47)	(19)

Total comprehensive income	131	190

Attributable to:
Equity holders of the parent	133	189
Non-controlling interests	(2)	1

Total comprehensive income	131	190

CONSOLIDATED BALANCE SHEET

		31 December	31 December
		2013	2012
	Note	£ million	£ million

ASSETS
Non-current assets
Property, plant and equipment		39	43
Intangible assets	9	907	969
Interests in joint ventures		52	47
Derivative financial instruments		1	—
Retirement benefit assets		102	86
Other receivables	10	24	27
Deferred tax assets		35	42

Total non-current assets		1,160	1,214

Current assets
Inventories		3	4
Trade and other receivables		956	1,014
Derivative financial instruments		5	1
Current tax receivable		10	10
Bank deposits (more than three months)		18	17
Cash and cash equivalents (excluding bank overdrafts)		232	258

Total current assets		1,224	1,304

Total assets		2,384	2,518

LIABILITIES
Current liabilities
Bank loans and overdrafts		(129)	(176)
Trade and other payables		(801)	(905)
Derivative financial instruments		(1)	(4)
Current tax payable		(73)	(66)

Total current liabilities		(1,004)	(1,151)

Non-current liabilities
Trade and other payables	10	(11)	(11)
Retirement benefit liabilities		(62)	(93)
Deferred tax liabilities		(20)	(9)
Provisions	11	(163)	(171)

Total non-current liabilities		(256)	(284)

Total liabilities		(1,260)	(1,435)

Net assets		1,124	1,083

EQUITY
Share capital		152	154
Share premium account		101	101
Hedging and translation reserves		33	99
Capital redemption reserve		34	32
Retained earnings		802	693

Total equity attributable to equity holders of the parent		1,122	1,079

Non-controlling interests		2	4

Total equity		1,124	1,083

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

					Capital			Non-
	Share	Share	Hedging	Transl’n	redemption	Retained		controlling	Total
	capital	premium	reserve	reserve	reserve	earnings	Total	interests	equity
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

As at 1 Jan 2013	154	101	(2)	101	32	693	1,079	4	1,083

Profit for the Year	—	—	—	—	—	179	179	(1)	178

Exchange movements on translation of foreign subsidiaries	—	—	—	(69)	—	—	(69)	(1)	(70)
Net loss on hedges of net investment in foreign subsidiaries	—	—	—	(1)	—	—	(1)	—	(1)
Tax on exchange movements	—	—	—	1	—	—	1	—	1
Effective portion of changes in fair value of cash flow hedges	—	—	3	—	—	—	3	—	3
Tax on effective portion of changes in fair value of cash flow hedges	—	—	(1)	—	—	—	(1)	—	(1)
Cash flow hedges transferred to the income statement	—	—	1	—	—	—	1	—	1
Actuarial gains on defined benefit pension schemes	—	—	—	—	—	40	40	—	40
Tax on actuarial gains	—	—	—	—	—	(20)	(20)	—	(20)

Other comprehensive income for the year	—	—	3	(69)	—	20	(46)	(1)	(47)

Total comprehensive income for the year	—	—	3	(69)	—	199	133	(2)	131

Dividend						(108)	(108)	—	(108)
Equity-settled share-based payments	—	—	—	—	—	14	14	—	14
Tax on equity settled share-based payments	—	—	—	—	—	(1)	(1)	—	(1)
Acquisition of shares by trustees of the Performance Share Plan	—	—	—	—	—	(2)	(2)	—	(2)
Utilisation of treasury shares	—	—	—	—	—	7	7	—	7
Acquisition of shares under the buyback programme	(2)	—	—	—	2	—	—	—	—

As at 31 Dec 2013	152	101	1	32	34	802	1,122	2	1,124

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

					Capital	Retained		Non-	Total
	Share	Share	Hedging	Transl’n	redemption	earnings	Total	controlling	equity
	capital	premium	reserve	reserve	reserve	(Restated)	(Restated)	interests	(Restated)
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

As at 1 Jan 2012	169	101	(4)	135	17	955	1,373	1	1,374

Profit for the year	—	—	—	—	—	208	208	1	209

Exchange movements on translation of foreign subsidiaries	—	—	—	(34)	—	—	(34)	—	(34)
Net gain on hedges of net investment in foreign subsidiaries	—	—	—	1	—	—	1	—	1
Tax on exchange movements	—	—	—	(1)	—	—	(1)	—	(1)
Effective portion of changes in fair value of cash flow hedges	—	—	3	—	—	—	3	—	3
Tax on effective portion of changes in fair value of cash flow hedges	—	—	(1)	—	—	—	(1)	—	(1)
Actuarial gains on defined benefit pension schemes	—	—	—	—	—	37	37	—	37
Tax on actuarial gains	—	—	—	—	—	(24)	(24)	—	(24)

Other comprehensive income for the year	—	—	2	(34)	—	13	(19)	—	(19)

Total comprehensive income for the year	—	—	2	(34)	—	221	189	1	190

Dividend	—	—	—	—	—	(98)	(98)	—	(98)
Equity-settled share-based payments	—	—	—	—	—	15	15	—	15
Acquisition of shares by trustees of the Performance Share Plan	—	—	—	—	—	(6)	(6)	—	(6)
Utilisation of treasury shares	—	—	—	—	—	9	9	—	9
Acquisition of treasury shares	—	—	—	—	—	(36)	(36)	—	(36)
Acquisition of shares under the buyback programme	(15)	—	—	—	15	(322)	(322)	—	(322)
Forward share purchase agreement at 31 December 2012	—	—	—	—	—	(45)	(45)	—	(45)
Arising on on business combinations	—	—	—	—	—	—	—	2	2

As at 31 Dec 2012	154	101	(2)	101	32	693	1,079	4	1,083

CONSOLIDATED CASH FLOW STATEMENT

			2012
		2013	(Restated)
	Note	£ million	£ million
Cash flow from operating activities
Profit before income tax from continuing operations		255	254
(Loss)/profit before income tax from discontinued operations	5	(16)	2

Profit before income tax		239	256
Financial income		(12)	(10)
Financial expense		14	11
Share of post-tax results of joint ventures		(14)	(12)
Intangible amortisation		47	44
Impairment of joint venture investment		—	3
Depreciation		12	11
Loss on disposal of businesses		6	11
Difference between contributions to retirement benefit schemes and current service cost		—	(5)
Profit on disposal of property, plant and equipment		(1)	(2)
Loss on disposal of intangible assets		—	1
Equity-settled share-based payments		14	15

		305	323
Decrease in inventories		1	—
Decrease/(increase) in trade and other receivables		66	(154)
(Decrease)/increase in trade and other payables and provisions		(80)	102

Cash generated from operations		292	271
Tax paid		(52)	(29)

Net cash flow from operating activities		240	242

Cash flow from investing activities
Acquisition of businesses (net of cash acquired)		(20)	(159)
Funding of joint ventures		(7)	(11)
Purchase of property, plant and equipment		(10)	(19)
Purchase of intangible assets		(13)	(15)
Movements in bank deposits (more than three months)		(1)	11
Disposal of businesses (net of cash disposed of)		(4)	(6)
Disposal of property, plant and equipment		1	4
Interest received		9	8
Dividends received from joint ventures		8	11
Amounts paid on maturity of net investment hedges		(3)	(7)

Net cash flow from investing activities		(40)	(183)

Net cash flow before financing activities		200	59

Cash flow from financing activities
(Repayments of)/proceeds from other borrowings		(30)	150
Interest paid		(11)	(9)
Dividend paid		(108)	(98)
Acquisition of shares for cancellation		(45)	(322)
Cash flows in respect of treasury shares (net)*		7	(27)
Acquisition of shares by trustees of the Performance Share Plan		(2)	(6)

Net cash flow from financing activities		(189)	(312)

Decrease in cash and cash equivalents		11	(253)
Cash and cash equivalents as at the beginning of the year		232	493
Exchange losses on cash and cash equivalents		(20)	(8)

Cash and cash equivalents as at the end of the year		223	232

CONSOLIDATED CASH FLOW STATEMENT (continued)

	2013	2012
	£ million	£ million
Cash and cash equivalents consist of:
Cash at bank and in hand	153	169
Bank deposits (less than three months)	79	89
Bank overdrafts	(9)	(26)

Cash and cash equivalents as at the end of the year	223	232
Bank deposits (more than three months)	18	17
Bank loans	(120)	(150)

Net cash as at the end of the year	121	99

*Net of £7 million (2012: £9 million) received from SAYE option holders on exercise of options.

NOTES

1. CORPORATE INFORMATION, BASIS OF PREPARATION AND ACCOUNTING STANDARDS ADOPTED DURING THE YEAR

Corporate information

AMEC plc is a public limited company, which is listed on the London Stock Exchange and incorporated and domiciled in the UK. The principal activities of the company and its subsidiaries (the group) are described in note 2.

The results for 2013 were approved by the board of directors on 13 February 2014 and are audited.

The annual report and accounts for the year ended 31 December 2013 will be posted to shareholders on 4 March 2014.

The annual general meeting (AGM) will take place on 3 April 2014.

Subject to approval by shareholders at the forthcoming AGM, the final dividend will be paid on 2 July 2014 to shareholders on the register of members at the close of business on 30 May 2014.

Half-year, full-year and all other announcements notified to the London Stock Exchange are available on the internet at amec.com.

Basis of preparation

In accordance with EU law (IAS Regulation EC 1606/2002), the preliminary results have been prepared in accordance with International Financial Reporting Standards (IFRS) adopted for use in the EU as at 31 December 2013 (adopted IFRS), International Financial Reporting Interpretations Committee (IFRIC) interpretations and those parts of the Companies Act 2006 applicable to companies reporting under IFRS.

The financial information set out herein does not constitute the company’s statutory accounts for the years ended 31 December 2013 or 2012 but is derived from those accounts.  The financial information has been prepared using accounting policies consistent with those set out in the annual report and accounts for the year ended 31 December 2012, except for the impact of new accounting standards adopted in the year.  Statutory accounts for 2012 have been delivered to the Registrar of Companies, and those for 2013 will be delivered in due course.  The auditors have reported on those accounts; their reports were unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report; and did not contain any statements under Section 498 (2) or (3) of the Companies Act 2006.

The preparation of accounts in accordance with generally accepted accounting principles requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.  The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Some of these policies require a high level of judgement, and AMEC believes that the most critical accounting policies and significant areas of judgement and estimation arise from the accounting for long-term contracts under IAS 11 ‘Construction contracts’, for provisions under IAS 37 ‘Provisions, contingent liabilities and contingent assets’ and for defined benefit pensions schemes under IAS 19 (revised) ‘Employee benefits’.

Restatement of 2012 results

During 2012, AMEC announced a new organisation structure, effective 1 January 2013, designed to more fully support the future needs of its customers.  The group is now managed geographically and the segmental analysis, as presented in note 2, has been restated to reflect the new structure of Americas, Europe and Growth Regions, together with Investment Services.

For a number of years, AMEC has been taking a more selective approach to the bidding of contracts in the former Power and Process (P&P) division in the UK, most notably in the area of conventional power.  During 2013, all revenue generating activities ceased.  The UK conventional power business was considered to be a major line of business and is now reported as a discontinued business and the 2012 comparatives have been restated accordingly.

1. CORPORATE INFORMATION, BASIS OF PREPARATION AND ACCOUNTING STANDARDS ADOPTED DURING THE YEAR (continued)

Accounting standards adopted in the year

IAS 19 ‘Employee Benefits’ was amended in June 2011. The impact on the group has been to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit asset/liability.

The group’s reported results and financial position have been restated as a result of the adoption of revised standard IAS 19 (2011).  The impact on the results for the year ended 31 December 2012 is an increase in cost of sales by £1 million, a reduction in net financing income by £12 million and a reduction in the income tax charge by £5 million, resulting in a lower profit after tax of £8 million.  Within the consolidated statement of other comprehensive income, the impact is an increase of £13 million to the actuarial gains on defined benefit schemes and an increase of £5 million in the tax on actuarial gains resulting in an increased total comprehensive income of £8 million.  There is no impact on either the net retirement benefit liability or related deferred tax balance within the balance sheet.

The impact of IAS 19 (2011) on the results for the year ended 31 December 2013 has been a reduction in profit before tax of £19 million and a reduction in the income tax charge of £4 million, resulting in a lower profit after tax of £15 million.  Within the consolidated statement of other comprehensive income, the impact is an increase of £19 million to the actuarial gains on defined benefit schemes and an increase of £4 million in the tax on actuarial gains resulting in an increased total comprehensive income of £15 million.  There is no impact on either the net retirement benefit liability or related deferred tax balance within the balance sheet.

An amendment to IAS 36, ‘Recoverable Amount Disclosures for Non-Financial Assets’ was issued in May 2013 to clarify certain disclosure requirements following the issue of IFRS 13 ‘Fair Value Measurement’.

IFRS 10 ‘Consolidated Financial Statements’ builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated accounts of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

IFRS 11 ‘Joint Arrangements’ replaces IAS 31 ‘Interests in Joint Ventures’. IFRS 11 considers the classification of joint arrangements in which two or more parties have joint control. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures, depending on the rights and obligations of the parties to the arrangements.

IFRS 12 ‘Disclosures of Interests in Other Entities’ includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.

IFRS 13 ‘Fair Value Measurement’, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS.

The adoption of IAS 36 (revised), IFRS 10, 11, 12 and 13 had no impact on the group’s reported results or financial position.

There are no other IFRS, IAS amendments or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the group.

2.  SEGMENTAL ANALYSIS OF CONTINUING OPERATIONS

AMEC is a focused supplier of consultancy, engineering and project management services to customers in the world’s oil & gas, mining, clean energy and environment & infrastructure markets.  Following a restructure in late 2012, the group’s results are now reported on a geographic, rather than divisional basis.  This reflects the new structure, introduced to strengthen customer focus and so maximise potential growth opportunities.  Each of the three geographies is considered to be a reportable segment.

AMEC’s Chief Executive together with the senior management team constitute the chief operating decision maker and they regularly review the performance of these three geographies, as well as the Investment Services segment. Details of the services offered by each business unit and the end markets in which they operate are given in the segmental review on pages 5 to 10.

	Revenue		Profit/(loss)
		2012		2012
	2013	(Restated)	2013	(Restated)
	£ million	£ million	£ million	£ million

Americas	2,247	2,500	241	233
Europe	1,227	1,080	93	95
Growth Regions	536	531	33	32
Investment Services	6	9	11	7

	4,016	4,120	378	367
Internal revenue	(42)	(32)	—	—

External revenue	3,974	4,088	—	—

Corporate costs(1)			(35)	(33)
EBITA(2)			343	334
Net financing expense(3)			(11)	(7)
Adjusted profit before tax			332	327
Tax on results of joint ventures(4)			(5)	(5)
			327	322
Intangible amortisation			(47)	(44)
Exceptional items			(25)	(24)

Profit before income tax			255	254

(1)Corporate costs comprise the costs of operating central corporate functions and certain regional overheads.

(2)EBITA is earnings from continuing operations before net financing income, tax, intangible amortisation and pre-tax exceptional items of £315 million (2012: £311 million) but including joint venture EBITA of £28 million (2012: £23 million).

(3)Net financing expense includes AMEC’s share of net interest payable of joint ventures.

(4)The share of post-tax results of joint ventures is further analysed as follows:

	2013	2012
	£ million	£ million

EBITA	28	23
Net financing expense	(9)	(6)
Tax	(5)	(5)

	14	12

3.  AMORTISATION AND EXCEPTIONAL ITEMS

	2013	2012
	£ million	£ million

Continuing operations:
Administrative expenses — exceptional items	(18)	(24)
Administrative expenses — intangible amortisation	(47)	(44)
	(65)	(68)
Loss on business disposals and closures	(7)	—
	(72)	(68)
Taxation charge on restructuring	(16)	—
Taxation (charge)/credit on exceptional items of continuing operations	(6)	9
Taxation credit on intangible amortisation	20	12
	(2)	21
Post-tax amortisation and exceptional items of continuing operations	(74)	(47)
Exceptional items of discontinued operations (post-tax)	—	5
Post-tax amortisation and exceptional items	(74)	(42)

Post-tax exceptional items are further analysed as follows:

Year ended 31 December 2013

		Loss in	Loss on
		respect of	business	Other
	Loss on	business	disposals	exceptional
	disposals	closures	and closures	items	Total
	£ million	£ million	£ million	£ million	£ million

Continuing operations	—	(7)	(7)	(18)	(25)
Discontinued operations	(6)	—	(6)	—	(6)
Loss before tax	(6)	(7)	(13)	(18)	(31)
Tax charge on restructuring	—	—	—	(16)	(16)
Tax on exceptional items	6	—	6	(6)	—
Loss after tax	—	(7)	(7)	(40)	(47)

Additional indemnity provisions of £10 million and costs in respect of businesses sold in prior years (and classified as discontinued) were offset by the release of a £5 million litigation provision and indemnity provisions no longer required, and give a pre-tax exceptional loss on disposals of £6 million.

There were additional litigation provisions of £9 million offset by releases of £2 million in respect of businesses closed in a prior year and classified as continuing.

Exceptional costs of £18 million in continuing operations includes £14 million restructuring costs associated with the management reorganisation into geographic business units and transaction costs of £4 million which, in line with IFRS 3 are charged to the income statement.

A tax provision of £16 million has been established for potential withholding tax following a group restructuring that resulted in a significant amount of cash being repatriated from foreign subsidiaries.

Year ended 31 December 2012

		Profit in	Loss
		respect of	on business	Other
	Loss on	business	disposals	exceptional
	disposals	closures	and closures	items	Total
	£ million	£ million	£ million	£ million	£ million

Continuing operations	—	—	—	(24)	(24)
Discontinued operations	(11)	—	(11)	17	6
Loss before tax	(11)	—	(11)	(7)	(18)
Tax on exceptional items	3	—	3	5	8
Loss after tax	(8)	—	(8)	(2)	(10)

3.  AMORTISATION AND EXCEPTIONAL ITEMS (continued)

A loss on disposals of £11 million arose from adjustments to provisions held in respect of a business sold in prior years (and classified as discontinued) and foreign exchange movements on provisions established on the disposal of SPIE.

Exceptional costs of £24 million in continuing operations included £11 million costs of funding a joint venture which was part of a recent acquisition, costs of £11 million associated with restructuring following the management reorganisation into geographic business units and transaction and deferred compensation costs which, in line with IFRS3, are charged to the income statement.  Transaction costs of £2 million were incurred in the year.

The exceptional gain in discontinued operations of £17 million arose from the recognition of an insurance receivable following the Supreme Court judgement on mesothelioma liability, a provision against which was established a number of years ago.

4.  INCOME TAX

The group’s effective tax rate in 2013 for the continuing businesses (including tax attributable to joint venture interests) but before exceptional items and intangible amortisation was 21.9 per cent (2012: 22.5 per cent).  The forthcoming reductions in the rate of UK corporation tax have all been substantively enacted.

5.  (LOSS)/PROFIT FOR THE YEAR FROM DISCONTINUED OPERATIONS

Discontinued operations represent the residual assets and retained obligations in respect of businesses sold in prior years, as well as the UK conventional power business which was discontinued in the year (see note 1 for further details).

In accordance with IFRS 5, the post-tax results of discontinued operations are disclosed separately in the consolidated income statement. The results of the discontinued operations are as follows:

		2012
	2013	(Restated)
	£ million	£ million
Revenue	15	70
Cost of sales and net operating expenses	(25)	(74)
Loss before exceptional items and attributable tax	(10)	(4)
Attributable tax	2	1
	(8)	(3)
Loss on disposal	(6)	(11)
Tax on disposals	6	3
Other exceptional items	—	17
Tax on exceptional items	—	(4)

(Loss)/profit for the year from discontinued operations	(8)	2

Other exceptional items in 2012 related to the recognition of an insurance receivable, following the Supreme Court judgement on mesothelioma liability.

6.  EARNINGS PER SHARE

Basic and diluted earnings per share are shown on the face of the income statement.  The calculation of the average number of shares in issue has been made having deducted the shares held by the trustees of the Performance Share Plan and those held in treasury by the company.

	2013			2012
		Weighted			Weighted
		average	Earnings		average	Earnings
		shares	per		shares	per
	Earnings	number	share	Earnings	number	share
	£ million	million	pence	£ million	million	pence

Basic earnings from continuing operations	187	293	63.8	206	315	65.2
Share options	—	2	(0.4)	—	2	(0.4)
Employee share and incentive schemes	—	4	(0.9)	—	4	(0.8)

Diluted earnings from continuing operations	187	299	62.5	206	321	64.0

	2013			2012
		Weighted			Weighted
		average	Earnings		average	Earnings
		shares	per		shares	per
	Earnings	number	share	Earnings	number	share
	£ million	million	pence	£ million	million	pence

Basic (loss)/ earnings from discontinued operations	(8)	293	(2.7)	2	315	0.6
Share options	—	2	—	—	2	—
Employee share and incentive schemes	—	4	—	—	4	—

Diluted (loss)/earnings from discontinued operations	(8)	299	(2.7)	2	321	0.6

Basic and diluted profit from continuing operations is calculated as set out below:

	2013	2012
	£ million	£ million

Profit for the year from continuing operations	186	207
Loss/(profit) attributable to non-controlling interests	1	(1)

Basic and diluted profit from continuing operations	187	206

In order to appreciate the effects on the reported performance of intangible amortisation and exceptional items, additional calculations of earnings per share are presented.

	2013			2012
		Weighted			Weighted
		average	Earnings		average	Earnings
		shares	per		shares	per
	Earnings	number	share	Earnings	number	share
	£ million	million	pence	£ million	million	pence

Basic earnings from continuing operations	187	293	63.8	206	315	65.2

Exceptional items (post-tax)	47	—	16.0	15	—	4.7
Amortisation (post-tax)	27	—	9.2	32	—	10.2

Basic earnings from continuing operations before amortisation and exceptional items	261	293	89.0	253	315	80.1

Share options	—	2	(0.6)	—	2	(0.5)
Employee share and incentive schemes	—	4	(1.2)	—	4	(1.0)

Diluted earnings from continuing operations before amortisation and exceptional items	261	299	87.2	253	321	78.6

6. EARNINGS PER SHARE (continued)

	2013			2012
		Weighted			Weighted
		average	Earnings		average	Earnings
		shares	per		shares	per
	Earnings	number	share	Earnings	number	share
	£ million	million	pence	£ million	million	pence

Basic (loss)/earnings from discontinued operations	(8)	293	(2.7)	2	315	0.6

Exceptional items (post-tax)	—	—	—	(5)	—	(1.4)

Basic loss from discontinued operations before amortisation and exceptional items	(8)	293	(2.7)	(3)	315	(0.8)

Share options	—	2	—	—	2	—
Employee share and incentive schemes	—	4	—	—	4	—

Diluted loss from discontinued operations before amortisation and exceptional items	(8)	299	(2.7)	(3)	321	(0.8)

7.  DIVIDENDS

The directors are proposing a final dividend in respect of the financial year ended 31 December 2013 of 28.5 pence per share, which will absorb an estimated £84 million of equity.  Subject to approval, it will be paid on 2 July 2014 to shareholders on the register of members on 30 May 2014.  This dividend has not been provided for and there are no income tax consequences for the company.  This final dividend together with the interim dividend of 13.5 pence (2012: 11.7 pence) per share results in a total dividend for the year of 42.0 pence per share (2012: 36.5 pence).

	2013		2012
	Pence		Pence
Dividends charged to reserves and paid	per share	£ million	per share	£ million

Interim dividend in respect of 2012 (2012: interim dividend in respect of 2011)	11.7	36	10.2	34

Final dividend in respect of 2012 (2012: final dividend in respect of 2011)	24.8	72	20.3	64

	36.5	108	30.5	98

8.  SHARE BUYBACK PROGRAMME

During the year, 4.2 million ordinary shares were purchased at an average price of £10.84 and a total cost of £45 million.  All the shares purchased have subsequently been cancelled.  This completed the £400 million share buy back programme announced in February 2012.

At 31 December 2012 the company was party to an irrevocable closed season buyback agreement for the purchase of its own ordinary shares for a maximum total cost of £45 million. The purchase of these shares was dependent upon the company’s share price not reaching a pre-determined level during the remainder of the contract period.  The remaining outstanding share purchase mandate liability of £45 million was presented as a current liability in accordance with IAS 32.23.  The company was not party to any such contracts as at 31 December 2013.

9. INTANGIBLE ASSETS

			Customer
	Goodwill	Software	relationships	Other	Total
	£ million	£ million	£ million	£ million	£ million

Cost:
As at 1 January 2013	831	53	188	56	1,128
Exchange and other movements	(52)	(1)	(4)	(2)	(59)
Acquired through business combinations	13	—	4	2	19
Additions	—	15	—	—	15
Disposals and retirements	—	(1)	(4)	(16)	(21)

As at 31 December 2013	792	66	184	40	1,082

Amortisation:
As at 1 January 2013	40	21	58	40	159
Exchange and other movements	(5)	(1)	(3)	(1)	(10)
Provided during the year	—	10	29	8	47
Disposals and retirements	—	(1)	(4)	(16)	(21)

As at 31 December 2013	35	29	80	31	175

Cost:
As at 1 January 2012	764	46	107	57	974
Exchange and other movements	(20)	(3)	(3)	(1)	(27)
Acquired through business combinations	87	1	85	5	178
Additions	—	12	—	—	12
Disposals and retirements	—	(3)	(1)	(5)	(9)

As at 31 December 2012	831	53	188	56	1,128

Amortisation:
As at 1 January 2012	39	19	36	32	126
Exchange and other movements	1	(2)	(1)	(1)	(3)
Provided during the year	—	6	24	14	44
Disposals and retirements	—	(2)	(1)	(5)	(8)

As at 31 December 2012	40	21	58	40	159

Net book value:
As at 31 December 2013	757	37	104	9	907

As at 31 December 2012	791	32	130	16	969

As at 1 January 2012	725	27	71	25	848

10.  OTHER NON-CURRENT ASSETS AND LIABILITIES

Other non-current receivables of £24 million (2012: £27 million) represent indemnities received on the acquisition of MACTEC, and certain insurance receivables, both of which are matched by liabilities included within provisions.

Trade and other payables of £11 million (2012: £11 million) represents lease incentives received which are being amortised over the period of the lease and deferred consideration on acquisitions payable in more than one year.

11.  PROVISIONS

The nature and measurement bases of the group’s provisions are unchanged from those presented in the 2012 annual report and accounts.

				Onerous
				property
		Indemnities		contracts
		granted and		and
	Litigation	retained		provisions
	settlement	obligations		to fund
	and future	on disposed		joint
	legal costs	businesses	Insurance	ventures	Total
	£ million	£ million	£ million	£ million	£ million

As at 1 January 2013	40	69	36	26	171
Exchange and other movements	(1)	1	—	—	—
Utilised	(4)	(3)	(2)	(10)	(19)
Charged/(credited) to the income statement:
Additional provisions	9	10	4	2	25
Unused amounts reversed	(7)	(6)	(1)	—	(14)

As at 31 December 2013	37	71	37	18	163

12.  ACQUISITIONS AND DISPOSALS

ACQUISITIONS IN 2013

The following purchase has been accounted for as an acquisition.  The business acquired did not make a material contribution to consolidated revenue and profit in the period from its acquisition to 31 December 2013, nor would it have done in the year ended 31 December 2013 if it had been acquired on 1 January 2013.

Intangible assets recognised at fair value on the acquisition of this business included trade names, order backlogs, customer relationships and non-compete agreements.

Automated Engineering Services Corp.

On 15 November 2013, the group acquired all of the shares in Automated Engineering Services Corp. (AES) for up to US$ 35 million, with US$29 million paid on completion and up to $6 million deferred for three years dependent of the achievement of certain performance targets.  AES is a 175-person professional design engineering nuclear services firm based in Naperville, Illinois, US.  It provides plant design / modification engineering, engineering analysis, safety, licensing and regulatory services, and engineering programme support to existing nuclear utilities, primarily in the US.

The acquisition is fully aligned with AMEC’s Vision 2015 strategy and builds on AMEC’s nuclear position in the US, allowing AMEC to better serve its clients and providing a strong platform from which to achieve further growth.

The amounts recognised in respect of identifiable assets and liabilities relating to the acquisition of AES were as follows:

Recognised
value
£ million

Intangible assets	6
Trade and other receivables	6
Trade and other payables	(2)
Net identifiable assets and liabilities	10
Goodwill on acquisition	12
22
Consideration
Cash - paid on completion	18
- deferred	4
22

Goodwill has arisen on the acquisition of AES primarily due to its skilled workforce which did not meet the criteria for recognition as intangible assets as at the date of acquisition

12.  ACQUISITIONS AND DISPOSALS (continued)

Other acquisitions

A further £2 million was paid in the year in respect of businesses acquired in 2012 and prior years.

ACQUISITIONS IN 2012

Unidel

On 30 May 2012, the group acquired all of the shares in Unidel Group Pty Limited (Unidel).

Unidel is a 260-person company working in Australia’s energy, resources and infrastructure sectors which provides a range of environmental and infrastructure services similar to those of AMEC. Their experience includes projects involving gas field exploration, development, production and transmission, water pipelines and coal seam methane.

The acquisition is fully aligned with AMEC’s Vision 2015 strategy and built AMEC’s presence in Australia to some 1,500 employees. It also expands the group’s capabilities in one of the key growth regions and allows the group to better serve customers in the oil & gas, mining, and clean energy markets.

The amounts recognised in respect of identifiable assets and liabilities relating to the acquisition of Unidel were as follows:

Recognised
value
£ million

Intangible assets	11
Trade and other receivables	7
Cash and cash equivalents	1
Trade and other payables	(5)
Deferred tax liability	(3)
Net identifiable assets and liabilities	11
Goodwill on acquisition	5
16
Consideration
Cash - paid on completion	16
16

Goodwill has arisen on the acquisition of Unidel primarily due to its skilled workforce positioned within the Australian market which did not meet the criteria for recognition as intangible assets as at the date of acquisition.

Energy, Safety and Risk Consultants

On 29 June 2012, the group acquired all of the shares in Energy, Safety and Risk Consultants (UK) Limited (ESRC).  ESRC was Serco Group plc’s nuclear technical services business.  It is based at a number of sites in the UK and has around 600 people providing consultancy and project solutions for customers including the Ministry of Defence, EDF, Magnox and the Nuclear Decommissioning Authority.  The acquisition is fully aligned with AMEC’s Vision 2015 growth strategy and further builds AMEC’s footprint and capabilities in the clean energy market.  The team of highly skilled professionals will complement AMEC’s existing expertise in nuclear support activities and enable AMEC to better service its customers.

12.  ACQUISITIONS AND DISPOSALS (continued)

The amounts recognised in respect of identifiable assets and liabilities relating to the ESRC acquisition were as follows:

Recognised
value
£ million

Property, plant and equipment	1
Intangible assets	74
Cash and cash equivalents	1
Trade and other receivables	13
Trade and other payables	(7)
Deferred tax liability	(20)
Net identifiable assets and liabilities	62
Goodwill on acquisition	75
137
Consideration
Cash - paid on completion	137
137

Goodwill has been recognised on this acquisition as a result of the value of its skilled workforce which did not meet the criteria for recognition as intangible assets as at the date of acquisition.  The acquisition also provides significant opportunities for the combined business to grow due to the complementary skills.

Other acquisitions

Other acquisitions were made in the year for a total consideration of £8 million of which £6 million was paid on completion with the balance of £2 million dependent on the achievement of set earnings targets.  The aggregate fair value of identifiable net assets was £4 million, and there was a non-controlling interest of £2 million created.  Goodwill arising was £6 million and has been recognised as a result of the value of its skilled workforce which did not meet the criteria for recognition as intangible assets as at the date of acquisition.

A further £2 million was paid in the period in respect of businesses acquired in 2011 and prior years.

13.  RELATED PARTY TRANSACTIONS

During 2013, there were a number of transactions with joint venture entities.

The transactions and related balances outstanding with joint ventures are as follows:

	Value of transactions in the year		Outstanding balance as at 31 December
	2013	2012	2013	2012
	£ million	£ million	£ million	£ million

Services rendered	38	28	15	14
Provisions of finance	8	5	41	35

14. PRINCIPAL BUSINESS AND STRATEGIC RISKS

AMEC operates in some 40 countries globally, serving a broad range of markets and customers. As such, the group is subject to certain general and industry specific risks. Where practicable, the group seeks to mitigate exposure to all forms of risk through effective risk management and risk transfer practices.  Specific risks faced by AMEC are as set out below.

Risk	Mitigation

Geopolitical and economic conditions

AMEC operates predominately in the UK and North America and is therefore particularly affected by political and economic conditions in those markets.

Changes in general economic conditions may influence customers’ decisions on capital investment and/or asset maintenance, which could lead to volatility in the development of AMEC’s order intake. These may also lead to change in the customer base, competition and in the way customers procure the services we provide.

In the mining and oil & gas markets in particular, pressure on capital expenditure is leading to a greater focus on smaller projects and portfolios, potentially restricting the opportunities for growth.

AMEC seeks to maintain a balanced geographic presence and, through acquisitions and organic growth, will continue to increase its exposure to other attractive regions of the world.

The risk associated with economic conditions resulting in a downturn and affecting the demand for AMEC’s services has been addressed, as far as practicable, by seeking to maintain a balanced business portfolio in terms of geographies, markets, clients and service offering/business model.

In light of continuing global economic uncertainties, AMEC will additionally seek opportunities in new markets and territories with a particular focus on mid-stream business and broaden the offering to clients to selectively include more lump sum work.

Changes in commodity prices

A sustained and significant reduction in oil and gas or commodity prices could have an adverse impact on the level of customer spending in AMEC’s markets and consequently represents a risk to organic growth.

The outlook for economic growth in China continues to have an impact on minerals and metals commodity prices, limiting project opportunities.

This risk is mitigated by maintaining a balanced business portfolio of geographies, markets, clients and service offering.

Restructure to focus on expansion of global footprint

In 2012 AMEC restructured the business to focus on delivering growth generally and expanding the global footprint specifically into Growth Regions. A failure of this strategy could result in failure to meet targeted growth levels.

Closely defined roles and responsibilities have been identified across operations and functions with a formal review process initiated to monitor performance and ensure appropriate remedial actions are put in place without delay.

AMEC’s Vision 2015 strategy identified, by geography, the opportunities and risks across the markets in which AMEC operates. The strategy is regularly reviewed for continued relevance and covers both organic growth and mergers and acquisitions.

Mergers and acquisitions A failure to execute, complete and successfully integrate targeted, value-enhancing acquisitions represents a risk to growth.

The Vision 2015 strategic plan (previously Vision 2015, now 2015 and beyond) includes a structured internal review of identified target acquisitions, followed by an established and robust due diligence and integration planning process.

Project delivery

Failing to maintain discipline and meet customer expectations on project delivery could result in damage to reputation, loss of repeat business and potentially lead to litigation and/or claims against AMEC.

AMEC operates a system of globally applied policies and procedures.

These, combined with comprehensive management oversight, the risk management process, project reviews, internal audit, peer reviews and customer feedback, mitigate the risk to successful project delivery.

Risk	Mitigation

Pensions

AMEC operates a number of defined benefits pension schemes, where careful judgment is required in determining the assumptions for future salary and pension increases, discount rate, inflation, and member longevity. There is a risk of underestimating this liability.

This risk to AMEC’s pension schemes is mitigated by:

•                  maintaining a relatively strong funding position over time

•                  taking advice from independent qualifies actuaries and other professional advisers

•                  agreeing appropriate investment policies with the trustees

•                  close monitoring of changes in the funding position, with reparatory action agreed with the trustees in the event that a sustained deficit emerges.

Health, safety and security

AMEC is involved in activities and environments that have the potential to cause serious injury to personnel or damage to property or the environment and damage to our reputation.

In order to control risk and prevent harm, AMEC is focused on achieving the highest standards of health, safety and security management. This is achieved by setting an effective policy and putting in place clear standards which underpin our health, safety, security and environmental management systems.

We put in place processes to assure that our systems work effectively throughout the organisation.

Health and safety performance is regularly reviewed against agreed targets to facilitate continual improvement.

Legacy risk

Litigation and business claims from divested and non-core businesses, such as Global Renewables, remain a risk to AMEC.

Managing non-core legacy assets until divestment may require skills that are not common to the rest of the company.

The established Investment Services team manages these claims with internal and external legal advice. The aim is to seek cost-effective management of litigation and promote commercially sensible settlements where appropriate.

AMEC has made provisions for the legacy issues that are believed to be adequate and is not aware of any other current issues relating to disposed businesses which are likely to have a material impact. Specialist teams with the appropriate knowledge are brought in as required.

Information technology (IT) AMEC is exposed to the risks that the IT systems on which it relies fail and/or that sensitive data held by the group is lost.

AMEC has appropriate controls in place in order to mitigate the risk of systems failure and data loss, including systems back-up procedures and disaster recovery plans and also has appropriate malware protection, network security controls and encryption of mobile devices.

Following a recent comprehensive review of data governance and security, an Information Governance Committee has been established to ensure consistent policies and practices in relation to the storage, movement, retention and destruction of data.

Staff recruitment and retention An inability to attract and retain sufficient high-calibre employees could become a barrier to the continued success and growth of AMEC.

This risk is mitigated with a clear Human Resources (HR) strategy, which is aligned to the business strategy and focused on attracting, developing and retaining the best people for AMEC. It is underpinned by an employee framework which describes how we manage our people consistently.

In addition, there is a continual review of compensation and benefits to ensure sector and geographic competitiveness and there are localised recruitment teams capable of recruiting large numbers into AMEC using common systems. AMEC Academy delivers development activities to enhance delivery and prepare employees for more advanced roles.

Ethical breach A substantive ethical breach and/or non-compliance with laws or regulations could potentially lead to damage to AMEC’s reputation, fines, litigation and claims for compensation.

AMEC has a number of measures in place across the group to mitigate this risk, including:

•  embedded policies and procedures

•  Code of Business Conduct

•  segregation of duties

•  management oversight

•  financial and operational controls

•  independent whistle-blowing mechanism

•  appointment of ethics officers

•  anti-fraud and other internal audits

•  legal team advice

•  ethics training programme

•  oversight by the ethics committee of the board.

RESPONSIBILITY STATEMENT OF THE DIRECTORS IN RESPECT OF THE ANNUAL FINANCIAL REPORT

We confirm that to the best of our knowledge:

•                               the accounts, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets,  liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and

•                                the directors’ report includes a fair review of the development and performance of the business and the position of the issuer and undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

Samir Brikho

Chief Executive

Ian McHoul

Chief Financial Officer

13 February 2014

Forward-looking statements

This announcement contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

IMPORTANT INFORMATION:

This announcement is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This announcement is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of AMEC and Foster Wheeler (the “prospectus/proxy statement”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com.

This announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Participants in the Solicitation

AMEC, Foster Wheeler and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed offer. Information about AMEC’s directors and executive officers will be made available in the registration statement on Form F-4 when filed. Information about Foster Wheeler’s directors and executive officers is available in its Form 10-K for the year ended December 31, 2012 dated March 1, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus/proxy statement and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the prospectus/proxy statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.